Golden Heaven Group Holdings Ltd.

February 4, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebecca Reed

Re:	Golden Heaven Group Holdings Ltd.
Registration Statement on Form F-3, as amended
Initially Filed on December 29, 2025
File No. 333-292462

Dear Ms. Reed:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Golden Heaven Group Holdings Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on February 6, 2025, or as soon thereafter as practicable.

Very truly yours,

Golden Heaven Group Holdings Ltd.

By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer